APPENDIX B:
FINANCIAL STATEMENTS
(Unaudited)

Lochiel Brewing

PROFIT AND LOSS
January - December 2019

	TOTAL
Income	
Contract Income (Brews and Consulting)	144,211.57
Sales Of Product Income	149,397.04
Unapplied Cash Payment Income	0.00
Total Income	**$293,608.61**
Cost of Goods Sold	
Cost Of Goods Sold	86.78
Ingredients	579.40
Sellable Goods	3,339.69
Total Cost Of Goods Sold	**4,005.87**
Supplies & Materials - COGS	943.46
Total Cost of Goods Sold	**$4,949.33**
GROSS PROFIT	**$288,659.28**
Expenses	
Auto Expenses	3,592.92
Bank Charges	2,369.12
Dues & Subscriptions	6,845.01
Equipment Lease	0.00
Keg Lease	10,451.52
Total Equipment Lease	**10,451.52**
Equipment Parts	7,680.60
Infrastructure Expense	4,488.48
Insurance	422.83
Insurance - Disability	160.00
Insurance - Liability	3,643.18
Job Materials	2,550.44
Legal & Professional Fees	1,311.44
Meals and Entertainment	11,504.73
Office Expenses	1,162.16
Owner Compensation Payments	121,413.53
Payroll Expenses	0.00
Taxes	3,560.11
Wages	38,054.63
Total Payroll Expenses	**41,614.74**
Promotional	3,915.79
Rent or Lease	40,382.79
Shipping and delivery expense	99.13
State Sales Tax Payable	-19.21
Storage Services	1,694.39
Supplies	2,101.95
Taxes & Licenses	120.00

Lochiel Brewing

PROFIT AND LOSS
January - December 2019

	TOTAL
Travel	5,394.27
Travel Meals	1,089.62
Total Travel	**6,483.89**
Utilities	19,558.86
Total Expenses	**$293,548.29**
NET OPERATING INCOME	**$ -4,889.01**
Other Income	
Other Ordinary Income	0.05
Total Other Income	**$0.05**
NET OTHER INCOME	**$0.05**
NET INCOME	**$ -4,888.96**

Lochiel Brewing

BALANCE SHEET

As of December 31, 2019

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
Bill Payments Acct	106.26
General Use Acct	43.06
Operating Acccount	73.46
Rent-Payroll	777.05
Secondary Supplement Account	25.00
Total Bank Accounts	**$1,024.83**
Other Current Assets	
Undeposited Funds	0.00
Total Other Current Assets	**$0.00**
Total Current Assets	**$1,024.83**
Fixed Assets	
Machinery & Equipment	0.00
10bbl Brewhouse	47,800.00
15bbl beer brite tanks	16,700.00
15bbl Fermenter	16,700.00
7bbl Beer Brite Tanks	10,900.00
7bbl Fermenters	32,700.00
Brewhouse Controller	44,700.00
Cold Room	11,750.00
Compressor	480.00
Dixie Canner	7,600.00
Furniture & Fixtures	4,670.00
Half Kegs	10,560.00
Hot Water Heating System	4,730.00
Keg Washer	9,700.00
Sixth Kegs	19,800.00
Whaley Chilling System	46,750.00
Yale Forklift	5,700.00
Total Machinery & Equipment	**291,240.00**
Total Fixed Assets	**$291,240.00**
TOTAL ASSETS	**$292,264.83**

Lochiel Brewing

BALANCE SHEET

As of December 31, 2019

	TOTAL
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Credit Cards	
Business Credit Card	4,702.35
Total Credit Cards	**$4,702.35**
Other Current Liabilities	
Direct Deposit Payable	0.00
Payroll Liabilities	0.00
AZ Income Tax	17.32
AZ Unemployment Tax	51.28
Federal Taxes (941/944)	137.38
Federal Unemployment (940)	149.75
Total Payroll Liabilities	**355.73**
Total Other Current Liabilities	**$355.73**
Total Current Liabilities	**$5,058.08**
Total Liabilities	**$5,058.08**
Equity	
Opening Balance Equity	349,998.72
Retained Earnings	-57,903.01
Net Income	-4,888.96
Total Equity	**$287,206.75**
TOTAL LIABILITIES AND EQUITY	**$292,264.83**

Lochiel Brewing

STATEMENT OF CASH FLOWS

January - December 2019

	TOTAL
OPERATING ACTIVITIES	
Net Income	-4,888.96
Adjustments to reconcile Net Income to Net Cash provided by operations:	0.00
Accounts Receivable	0.00
Business Credit Card	2,312.50
Direct Deposit Payable	0.00
Payroll Liabilities:AZ Income Tax	-10.34
Payroll Liabilities:AZ Unemployment Tax	-17.63
Payroll Liabilities:Federal Taxes (941/944)	-108.53
Payroll Liabilities:Federal Unemployment (940)	50.92
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**2,226.92**
Net cash provided by operating activities	**$ -2,662.04**
INVESTING ACTIVITIES	
Machinery & Equipment:15bbl beer brite tanks	-16,700.00
Machinery & Equipment:Hot Water Heating System	-4,730.00
Net cash provided by investing activities	**$ -21,430.00**
FINANCING ACTIVITIES	
Opening Balance Equity	21,430.00
Net cash provided by financing activities	**$21,430.00**
NET CASH INCREASE FOR PERIOD	**$ -2,662.04**
Cash at beginning of period	3,686.87
CASH AT END OF PERIOD	**$1,024.83**

Lochiel Brewing

PROFIT AND LOSS
January - December 2018

	TOTAL
Income	
Contract Income (Brews and Consulting)	151,037.41
Sales Of Product Income	120,090.27
Keg Deposits	-120.00
Total Sales Of Product Income	**119,970.27**
Unapplied Cash Payment Income	0.00
Total Income	**$271,007.68**
Cost of Goods Sold	
Cost Of Goods Sold	0.00
Gasses	423.58
Ingredients	9,302.57
Sellable Goods	5,388.12
Total Cost Of Goods Sold	**15,114.27**
Supplies & Materials - COGS	400.06
Total Cost of Goods Sold	**$15,514.33**
GROSS PROFIT	**$255,493.35**
Expenses	
Auto Expenses	3,680.48
Bank Charges	934.34
Dues & Subscriptions	9,056.01
Employee Allowances	369.23
Equipment Lease	1,597.88
Keg Lease	6,362.64
Total Equipment Lease	**7,960.52**
Equipment Parts	7,551.09
Infrastructure Expense	9,263.82
Insurance	370.54
Insurance - Liability	8,350.13
Job Materials	7,923.73
Legal & Professional Fees	219.95
Meals and Entertainment	13,576.63
Office Expenses	6,895.75
Other General and Admin Expenses	378.88
Owner Compensation Payments	44,554.11
Payroll Expenses	0.00
Taxes	3,611.89
Wages	42,432.40
Total Payroll Expenses	**46,044.29**
Promotional	5,356.73
Reimbursements	2,399.80

Lochiel Brewing

PROFIT AND LOSS
January - December 2018

	TOTAL
Rent or Lease	33,621.51
Repair & Maintenance	922.39
Shipping and delivery expense	2,901.68
State Sales Tax Payable	4,885.80
Storage Services	691.23
Supplies	1,283.64
Taxes & Licenses	417.00
Travel	14,956.42
Travel Meals	496.68
Total Travel	**15,453.10**
Utilities	21,685.58
Total Expenses	**$256,747.96**
NET OPERATING INCOME	**$ -1,254.61**
Other Income	
Other Ordinary Income	1.58
Total Other Income	**$1.58**
NET OTHER INCOME	**$1.58**
NET INCOME	**$ -1,253.03**

Lochiel Brewing

BALANCE SHEET

As of December 31, 2018

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
Bill Payments Acct	102.28
General Use Acct	93.74
Operating Acccount	3,477.84
Rent-Payroll Acct	-12.00
Secondary Supplement Account	25.01
Total Bank Accounts	**$3,686.87**
Other Current Assets	
Undeposited Funds	0.00
Total Other Current Assets	**$0.00**
Total Current Assets	**$3,686.87**
Fixed Assets	
Machinery & Equipment	0.00
10bbl Brewhouse	47,800.00
15bbl Fermenter	16,700.00
7bbl Beer Brite Tanks	10,900.00
7bbl Fermenters	32,700.00
Brewhouse Controller	44,700.00
Cold Room	11,750.00
Compressor	480.00
Dixie Canner	7,600.00
Furniture & Fixtures	4,670.00
Half Kegs	10,560.00
Keg Washer	9,700.00
Sixth Kegs	19,800.00
Whaley Chilling System	46,750.00
Yale Forklift	5,700.00
Total Machinery & Equipment	**269,810.00**
Total Fixed Assets	**$269,810.00**
TOTAL ASSETS	**$273,496.87**

Lochiel Brewing

BALANCE SHEET

As of December 31, 2018

	TOTAL
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Credit Cards	
Business Credit Card	2,389.85
Total Credit Cards	**$2,389.85**
Other Current Liabilities	
Direct Deposit Payable	0.00
Payroll Liabilities	0.00
AZ Income Tax	27.66
AZ Unemployment Tax	68.91
Federal Taxes (941/944)	245.91
Federal Unemployment (940)	98.83
Total Payroll Liabilities	**441.31**
Total Other Current Liabilities	**$441.31**
Total Current Liabilities	**$2,831.16**
Total Liabilities	**$2,831.16**
Equity	
Opening Balance Equity	328,568.72
Retained Earnings	-56,649.98
Net Income	-1,253.03
Total Equity	**$270,665.71**
TOTAL LIABILITIES AND EQUITY	**$273,496.87**

Lochiel Brewing

STATEMENT OF CASH FLOWS

January - December 2018

	TOTAL
OPERATING ACTIVITIES	
Net Income	-1,759.03
Adjustments to reconcile Net Income to Net Cash provided by operations:	0.00
Accounts Receivable	506.00
Allowance for Bad Debts (deleted)	60.00
Business Credit Card	1,198.52
Direct Deposit Payable	0.00
Payroll Liabilities:AZ Income Tax	0.31
Payroll Liabilities:AZ Unemployment Tax	-151.71
Payroll Liabilities:Federal Taxes (941/944)	-29.84
Payroll Liabilities:Federal Unemployment (940)	-62.90
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**1,520.38**
Net cash provided by operating activities	**$ -238.65**
FINANCING ACTIVITIES	
Opening Balance Equity	-60.00
Net cash provided by financing activities	**$ -60.00**
NET CASH INCREASE FOR PERIOD	**$ -298.65**
Cash at beginning of period	3,985.52
CASH AT END OF PERIOD	**$3,686.87**

I, Ian Park Cameron, certify that:

1. The financial statements of LOCHIEL BREWING LLC included in this Form are true and complete in all material respects; and
2. The tax return information of LOCHIEL BREWING LLC included in this Form reflects accurately the information reported on the tax return for LOCHIEL BREWING LLC for the fiscal years ended 2018 and 2019 (most recently available as of the Date of this Form C).

Signature   _____

Name: Ian Park Cameron

Title: Owner